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April 27, 2000

Mr. Jeff Jacobsen
CFO
Sunrise International Leasing Corp.
5500 Wayzata Blvd., Suite 725
Golden Valley, MN  55415-1262

Dear Mr. Jacobsen:

LaSalle Bank NA is pleased to provide a commitment for a maximum of $15.0 million in term loan facility to Newco (Sunrise International Leasing Corp., and The King Management Corp.). The attached terms have been formally approved by LaSalle Bank NA and will be the basis for a definitive loan agreement and related documentation to document the transaction. We look forward to working with you on this transaction and are very interested in building a long-term relationship with you and the newly formed entity.

We hope this commitment meets with your approval. Please sign the attached term sheet and return it to me to acknowledge your acceptance. Unless we receive your signed copy of the attached term sheet, in the form attached hereto, along with a wire transfer or certified check in the amount of $100,000, on or before 5:00 pm (Chicago Time) on May 1, 2000, we shall assume you have no further interest in pursuing this matter, and this commitment and the attached term sheet shall expire and be of no force or effect. Upon receipt of your signed copy, along with the non-refundable commitment fee, we will immediately instruct our counsel to begin drafting the definitive agreement and related documents.

Sincerely,

/s/ Alexia Sarfas

Alexia Sarfas
Commercial Loan Officer


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                    SUNRISE INTERNATIONAL LEASING CORPORATION

                                   TERM SHEET

                                 APRIL 27, 2000

BORROWER:           NewCo ("Company" or "Borrower")

CO-BORROWERS:       Sunrise  International  Leasing  Corporation
                    King Management Company

LENDER:             LaSalle Bank N.A. ("LaSalle")

AMOUNT & TYPE:      $15,000,000 secured term note

TERM:               36 months from closing date

INTEREST RATE:      Prime, floating. Interest on the outstanding principal
                    shall be payable monthly, in arrears, on the first day of each month

FEES:               $100,000 non-refundable commitment fee

REPAYMENT:          Monthly  payments of principal  equal to the greater of: (i)
                    100% of monthly lease payments received pursuant to all leases on equipment and all proceeds of sale of equipment at the end of the lease term, where applicable, or (ii)
                    $416,666.67. There will be no prepayment penalty.

COLLATERAL:         Collateral  pledge of all equipment  acquired by Borrower in the normal course of its business for lease to its customers and all related leases, securing this $15 million term note
                    (which at closing will total $17,647,059).

GUARANTEE:          None

BORROWING BASE:     85% advance  against  net book value of the  Eligible
                    Collateral. Leases included at closing will have received at least 3 consecutive scheduled payments. Leases replacing others that have gone 60 days past due will have received at least 1 payment.

ELIGIBLE
COLLATERAL:         Eligible leases are all leases designated by LaSalle in its sole discretion other than those which:

                    1.   Are more than 60 days past due on a contractual basis

                    2.   Underlying obligor has filed for bankruptcy protection

                    3.   Have been prepaid

                    4.   Concentration limit has exceeded 7% for lessee

                    5.   Limit to Sun Microsystems exposure to 50% of leases

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REPORTING
REQUIREMENTS:       Customary   reports   consistent   with  similar   types  of
                    Facilities,  including but not limited to Monthly  Borrowing
                    Base, and other monthly portfolio reports as agreed upon and
                    between  the  Company  and  LaSalle.   Customary   financial
                    disclosure including but not limited to:

                    a. Receipt of CPA audited financial within 120 days of fiscal year end (starting 12/31/00)

                    b. Unaudited monthly statements within 30 days following month end

                    Monthly portfolio reports (provided within 30 days following month end) shall include but not be limited to:

                    o monthly agings (current, 30+ days, 60+ days, 90+ days, 120+ days past due), showing total portfolio and LaSalle's collateral pool

                    o cash collections and expected receipts for the LaSalle collateral pool and total portfolio

                    o    static  pool  analysis   showing  total  portfolio  and
                         LaSalle's collateral pool (provided twice a year)

                    o monthly report of repossessed equipment and recoveries (tracking to begin in April 1, 2000)



COVENANTS:          Customary   covenants   consistent  with  similar  types  of
                    Facilities,  including  but not limited  to:

                    1. Minimum TNW (including sub debt but not reserves) + $35,000,000 + 75% of positive after tax net income Provided that Company agrees to reserve 100% for all impaired assets (impaired assets include leases over 120 days past due and bankrupt obligors, and exclude Cisco leases subject to recourse pools)

                    2.   Maximum ratio of senior recourse debt to TNW of 5:1

                    3.   Minimum   ratio   of   net   income   plus    interest,
                         depreciation,   amortization   and  taxes  to  interest
                         expense of 4.5:1

                    4. Maximum concentration of lessees among collateral of 7% of the outstanding balance of the Term Note

                    5. Minimum equipment reserve as a percentage of net book value of non-defaulted portfolio of 1.5%, measured monthly


MISCELLANEOUS:      Field  audits will be performed  periodically  at the Bank's discretion  and at the  expense of the  Borrower.  Per Field
                    Audit Cap: $5,300 (although LaSalle usually conducts a field audit once a year,  LaSalle  reserves  the right to increase
                    the   frequency   if   LaSalle   sees  a  decline  in  asset
                    performance)

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                    Borrower  shall pay all  expenses  incident  hereto  and the
                    credit  facility  contemplated  hereby,   including  without
                    limitation the fees and expenses of any counsel engaged by LaSalle, recording fees, appraisal expenses, audit fees, out of pocket expenses incurred by LaSalle in performing due diligence, negotiating and closing this term sheet from the date of this proposal until the closing, if any, document and search fees and all shall be payable regardless of whether this facility is closed or funds advanced to the Borrower.

Legal Cap: $15,000 (assuming customary negotiations)

This term sheet is subject to the negotiation and execution of a definitive loan and security agreement and related documentation, containing certain standard covenants, conditions, representations, warranties and legal opinions.

Acknowledged and Accepted:


/s/ Jeffrey G. Jacobsen, EVP and CFO
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Date: 4/27/00

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